SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July 2006

Commission File Number 000-31062

Oncolytics Biotech Inc.

(Translation of registrant’s name into English)

Suite 210, 1167 Kensington Crescent NW
Calgary, Alberta, Canada T2N 1X7

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82 -

Signatures
Press Release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Oncolytics Biotech Inc. (Registrant)

Date: July 26, 2006	By:	/s/ Doug Ball Doug Ball Chief Financial Officer

210, 1167 Kensington Crescent NW Calgary, Alberta Canada T2N 1X7

FOR IMMEDIATE RELEASE
Oncolytics Biotech Inc. Announces 2006 Second Quarter Results
CALGARY, AB, — July 26, 2006 - Oncolytics Biotech Inc. (“Oncolytics”) (TSX:ONC, NASDAQ:ONCY) today announced its financial results and highlights for the three and six-month periods ended June 30, 2006.
Second Quarter Highlights
•	Concluded patient enrolment in the dose escalation portion of the U.K. Phase I systemic administration trial, and presented positive interim data from the trial at the American Society of Clinical Oncology (ASCO) in Atlanta, Georgia.

•	Presented positive data from the Canadian Phase I recurrent malignant gliomas trial at ASCO.

•	Presented encouraging interim data on the U.K. Phase Ia combination REOLYSIN®/radiation trial at the American Association for Cancer Research (AACR) Annual Meeting in Washington, D.C.

•	Presented a poster entitled “Reolysin®, an unmodified Reovirus, has significant anti-tumor activity in childhood sarcomas” at the AACR Annual Meeting.

•	Strengthened the Board of Directors with the appointment of Dr. Ed Levy and Mr. Ger J. van Amersfoort.

•	Secured two additional U.S. patents covering production methods for REOLYSIN® and methods of identifying the susceptibility of cells to reovirus infection.

•	Expanded the clinical trial program subsequent to the quarter end with the approval of the U.K. Phase II REOLYSIN®/radiation trial and the commencement of enrolment in both the U.K. Phase Ib combination REOLYSIN®/radiation clinical trial and the U.S. Phase I/II recurrent malignant gliomas.
“Oncolytics made significant progress with its clinical strategy in the second quarter, announcing positive results, completing trials and preparing to initiate new trials,” said Dr. Brad Thompson, President and CEO of Oncolytics. “Looking ahead, we intend to initiate enrolment in our Phase II program in the second half of 2006.”
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
This discussion and analysis should be read in conjunction with the unaudited financial statements of Oncolytics Biotech Inc. as at and for the three and six months ended June 30, 2006 and 2005, and should also be read in conjunction with the audited financial statements and Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) contained in our annual report for the year ended December 31, 2005. The financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”).

FORWARD-LOOKING STATEMENTS
The following discussion contains forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements, including our belief as to the potential of REOLYSIN® as a cancer therapeutic and our expectations as to the success of our research and development and manufacturing programs in 2006 and beyond, future financial position, business strategy and plans for future operations, and statements that are not historical facts, involve known and unknown risks and uncertainties, which could cause our actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the need for and availability of funds and resources to pursue research and development projects, the efficacy of REOLYSIN® as a cancer treatment, the success and timely completion of clinical studies and trials, our ability to successfully commercialize REOLYSIN®, uncertainties related to the research, development and manufacturing of pharmaceuticals, uncertainties related to competition, changes in technology, the regulatory process and general changes to the economic environment. Investors should consult our quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Forward-looking statements are based on assumptions, projections, estimates and expectations of management at the time such forward looking statements are made, and such assumptions, projections, estimates and/or expectations could change or prove to be incorrect or inaccurate. Investors are cautioned against placing undue reliance on forward-looking statements. We do not undertake to update these forward-looking statements.
OVERVIEW
Oncolytics Biotech Inc. is a Development Stage Company
Since our inception in April of 1998, Oncolytics Biotech Inc. has been a development stage company and we have focused our research and development efforts on the development of REOLYSIN®, our potential cancer therapeutic. We have not been profitable since our inception and expect to continue to incur substantial losses as we continue research and development efforts. We do not expect to generate significant revenues until, if and when, our cancer product becomes commercially viable.
GENERAL RISK FACTORS
Prospects for biotechnology companies in the research and development stage should generally be regarded as speculative. It is not possible to predict, based upon studies in animals, or early studies in humans, whether a new therapeutic will ultimately prove to be safe and effective in humans, or whether necessary and sufficient data can be developed through the clinical trial process to support a successful product application and approval.
If a product is approved for sale, product manufacturing at a commercial scale and significant sales to end users at a commercially reasonable price may not be successful. There can be no assurance that we will generate adequate funds to continue development, or will ever achieve significant revenues or profitable operations. Many factors (e.g. competition, patent protection, appropriate regulatory approvals) can influence the revenue and product profitability potential.
In developing a pharmaceutical product, we rely upon our employees, contractors, consultants and collaborators and other third party relationships, including our ability to obtain appropriate product liability insurance. There can be no assurance that these reliances and relationships will continue as required.
In addition to developmental and operational considerations, market prices for securities of biotechnology companies generally are volatile, and may or may not move in a manner consistent with the progress being made by Oncolytics.
REOLYSIN ® Development Update for the Second Quarter of 2006
We continue to develop our lead product REOLYSIN® as a possible cancer therapy. Our goal each year is to advance REOLYSIN® through the various steps and stages of development required for potential pharmaceutical products. In order to achieve this goal, we actively manage the development of our clinical trial program, our pre-clinical and collaborative programs, our manufacturing process and supply, and our intellectual property.

Clinical Trial Program
U.K. Phase I Systemic Administration Clinical Trial
During the second quarter of 2006, we completed patient enrollment in the dose escalation portion of our U.K. Phase I systemic delivery clinical trial and presented positive interim results at the American Society of Clinical Oncology Annual Meeting (“ASCO”) in Atlanta Georgia. The primary objective of our UK Phase I trial was to determine the maximum tolerated dose (“MTD”), dose limiting toxicity (“DLT”), and safety profile of REOLYSIN® when administered systemically to patients. A secondary objective was to examine any evidence of anti-tumour activity. Eligible patients included those who had been diagnosed with advanced or metastatic solid tumours that were refractory (have not responded) to standard therapy or for which no curative standard therapy exists.
A total of 30 patients were treated in the escalating frequency and dosage portion of the trial to a maximum daily dose of 1x1011 TCID50. As of the presentation at ASCO, these 30 patients had received 65 courses of therapy, for a total of 284 daily treatments. Patients were entered into the study at the following dose levels (all TCID50): 1x108 for 1 day, 1x108 for 3 days, 1x108, 3x108, 1x109, 3x109, 1x1010 and 3x1010 for five days, and 1x1011 for three days. An MTD was not reached and the treatment appears to have been well tolerated by the patients.
Toxicities possibly related to REOLYSIN® treatment in this trial were generally mild (grade 1 or 2) and have included chills, fever, headache, cough, runny nose, sore throat and fatigue. Transient grade 3 toxicities include lymphopenia, neutropenia and troponin I. These symptoms were more frequently observed from day two of treatment and usually lasted less than six hours.
Of the cohorts whose patients have completed treatment (seven), anti-tumour activity was noted in patients with colorectal, prostate, pancreatic, bladder, and NSCL cancer. Patients were assessed with CTR scans, and where possible tumour marker assessment, and histopathology of tumour biopsies. Two patients with colorectal cancer had tumour stabilization (one for three months, the other classified as stable disease at six months) and had CEA tumour marker reduction of 27% and 60% respectively. One patient with metastatic prostate cancer had stable disease at four months, had a 50% decrease in PSA, and had extensive product-induced necrosis with associated intratumoural viral replication in metastatic lesions in the lymph nodes. One patient with metastatic bladder cancer had stable disease at four months and had a minor tumour response in a metastatic lesion in a lymph node (reduction from 2.5 to 1.9 cm). A patient with pancreatic cancer and a patient with NSCL cancer had stable disease at four months.
Phase Ia Combination REOLYSIN®/Radiation Clinical Trial
During the second quarter of 2006, we completed patient enrollment and presented interim results at the American Association of Cancer Research (“AACR”) annual meeting in Washington D.C. The primary objective of this trial was to determine the MTD, DLT, and safety profile of REOLYSIN® when administered intratumourally to patients receiving radiation treatment. A secondary objective was to examine any evidence of anti-tumour activity. Eligible patients included those who had been diagnosed with advanced or metastatic solid tumours that were refractory (have not responded) to standard therapy or for which no curative standard therapy exists.
A total of 11 patients were treated in this Phase Ia trial with two intratumoural treatments of REOLYSIN® at dosages of 1x108, 1x109, or 1x1010 TCID50 with a constant localized radiation dose of 20 Gy in five fractions. Preliminary results in the first seven patients were presented and showed that the combination of intratumoural REOLYSIN® and radiation was well-tolerated and an MTD had not been reached. Most toxicities were mild, generally grade 1 and 2, and included fever, sweating and skin erythema. One patient in the second cohort developed grade 3 fatigue and grade 2 flu-like symptoms and could not receive the second REOLYSIN® injection. There was no evidence that the REOLYSIN® injections exacerbated the acute reactions expected from the radiation. There was also no evidence of viral shedding in the blood, urine, stool or sputum on day eight post-REOLYSIN® injection.

Interim analysis also showed evidence of local responses and an indication of systemic effects. Amongst the first five patients that completed treatment, three patients had partial tumour responses. There was one case of progressive disease at one month, one case of stable disease at one month, two cases of partial responses at one, two and three months and one case of stable disease at one and two months, which became a pathological partial response at three months. CT scans from the treated lymph node tumour in the first patient in the trial clearly show the partial response, which has now lasted for over eight months. A metastatic tumour in this patient that was outside the radiation field also showed a partial response.
Other Clinical Trial Activity
We continued to enroll patients in our U.S. systemic delivery trial and worked with our principal investigator in an effort to commence patient enrollment in our U.S. Phase I/II recurrent malignant glioma trial (see “Recent 2006 Progress”).
Manufacturing and Process Development
We currently have sufficient REOLYSIN® to supply our clinical trial program presently underway. In the second quarter of 2006, we focused our process development activity on examining ways of improving process yields and increasing production scale. We then began to transfer the results of this process development activity to our cGMP (“current Good Manufacturing Practices”) manufacturer.
Pre-Clinical Trial and Collaborative Program
We perform pre-clinical studies and engage in collaborations to help support our clinical trial programs and expand our intellectual property base. We continue with studies examining the interaction between the immune system and the reovirus, the use of the reovirus as a co-therapy with existing chemotherapeutics and radiation, the use of new RAS active viruses as potential therapeutics, and to investigate new uses for the reovirus as a therapeutic.
In the second quarter of 2006, a poster by Dr. E. Anders Kolb was presented at the AACR annual meeting in Washington D.C. The investigators tested reovirus against various pediatric sarcoma cell lines in vitro and in vivo. In all tumour lines evaluated, the reovirus exhibited significant antitumour activity. The investigators concluded that REOLYSIN® demonstrates excellent anti-tumor activity in vitro and in vivo in childhood sarcoma cell lines, and that these promising results suggest that a clinical trial of systemic reovirus in pediatric solid tumours is warranted.
Intellectual Property
In the second quarter of 2006, two U.S. patents were issued. At the end of the second quarter of 2006, we had been issued a total of 17 U.S., five Canadian and two European patents. We also have other patent applications filed in the U.S., Europe and Canada and other jurisdictions.
Financial Impact
We estimated at the beginning of 2006 that our monthly cash usage for the year would be approximately $1,500,000. Our cash usage for the first half of 2006 was $5,561,588 from operating activities and $386,084 for the purchases of intellectual property and capital assets. Our net loss for the six month period ending June 30, 2006 was $5,982,250. We expect that our monthly cash usage will increase to be in line with our estimate towards the end of 2006 as we progress into our Phase II clinical trial program, commence patient enrollment and increase our manufacturing activities to supply our clinical trials and improve our security of supply. We now believe our average monthly cash usage will be approximately $1,250,000 for 2006.
Cash Resources
We exited the second quarter of 2006 with cash resources totaling $34,500,995 (see “Liquidity and Capital Resources”).

Expected REOLYSIN® Development for the Remainder of 2006
For the remainder of 2006, we expect to continue to enroll patients in our existing clinical trials and we believe that patient enrollment will be substantially completed in our two systemic delivery trials and our REOLYSIN® in combination with radiation therapy trial. We plan to file additional clinical trial applications in 2006 that focus on specific cancer indications and drug/treatment combinations. We believe that our additional trials will be Phase II trials and Phase II trials with an initial small safety dose escalation component.
For the remainder of 2006, we expect to finish the transfer of our updated manufacturing process to our cGMP manufacturer. Once this transfer is complete we will commence with our planned production runs in order to supply our expanding clinical trial program. We also expect to undertake activities associated with improving our security of supply.
Recent 2006 Progress
On July 18, 2006, we received a letter of approval from the U.K. Medicines and Healthcare products Regulatory Agency (“MHRA”) for its Clinical Trial Application (“CTA”) to begin a Phase II clinical trial to evaluate the anti-tumour effects of intratumoural administration of REOLYSIN® in combination with low-dose radiation in patients with advanced cancers.
The trial is an open-label, single-arm, multi-centre Phase II study of REOLYSIN® delivered via intratumoural injection to patients during treatment with low-dose radiotherapy. Up to 40 evaluable patients, including approximately 20 patients with head and neck and esophageal cancers, and approximately 20 patients with other advanced cancers, will be treated with two intratumoural doses of REOLYSIN® at 1x1010 TCID50 with a constant localized radiation dose of 20 Gy in five consecutive daily fractions. Eligible patients include those who have been diagnosed with advanced or metastatic cancers including head, neck and esophageal tumours that are refractory (have not responded) to standard therapy or for which no curative standard therapy exists.
The primary objective of the trial is to assess the anti-tumour activity of the combination of REOLYSIN® and low dose radiotherapy in treated and untreated lesions. Secondary objectives include the evaluation of viral replication, immune response to the virus and to determine the safety and tolerability of intratumoural administration of REOLYSIN® in patients with advanced cancers who are receiving radiation treatment.
On July 11, 2006, we announced that we began patient enrolment in our clinical trial to investigate the use of REOLYSIN® for patients with recurrent malignant gliomas. This clinical trial is an open-label dose escalation Phase I/II trial in which a single dose of REOLYSIN® is administered by infusion to patients with recurrent malignant gliomas that are refractory to standard therapy. The administration involves the stereotactically-guided placement of a needle into the tumour, through which REOLYSIN® will be administered or infused into the tumour mass and surrounding tissue using a pump. The primary objective of the study is to determine the MTD, DLT and safety profile of REOLYSIN®. Secondary objectives include the evaluation of viral replication, immune response to the virus and any evidence of anti-tumour activity.
On July 10, 2006, we announced the commencement of patient enrolment in our Phase Ib U.K. clinical trial investigating REOLYSIN® in combination with radiation therapy as a treatment for patients with advanced cancers. The Phase Ib trial will treat patients with a range of two to six intratumoural doses of REOLYSIN® at 1x1010 TCID50 with a constant radiation dose of 36 Gy in 12 fractions. The primary objective of the Phase Ib trial is to determine the MTD, DLT, and safety profile of REOLYSIN® when administered intratumourally to patients receiving radiation treatment. A secondary objective is to examine any evidence of anti-tumour activity. Eligible patients include those who have been diagnosed with advanced or metastatic solid tumours that are refractory (have not responded) to standard therapy or for which no curative standard therapy exists. An additional group of patients is planned to be treated at the maximum dose regimen reached in the Ib trial.

SECOND QUARTER RESULTS OF OPERATIONS
(for the three months ended June 30, 2006 and 2005)
Net loss for the three month period ending June 30, 2006 was $2,987,714 compared to $2,954,720 for the three month period ending June 30, 2005.
Research and Development Expenses (“R&D”)

	2006	2005
	$	$

Manufacturing and related process development expenses	648,351	1,022,235
Clinical trial expenses	685,265	549,505
Pre-clinical trial and research collaboration expenses	235,302	179,735
Other R&D expenses	391,701	299,232

Research and development expenses	1,960,619	2,050,707

For the second quarter of 2006, R&D decreased to $1,960,619 compared to $2,050,707 for the second quarter of 2005. The decrease in R&D was due to the following:
Manufacturing & Related Process Development (“M&P”)

	2006	2005
	$	$

Product manufacturing expenses	124,110	949,169
Technology transfer expenses	273,214	—
Process development expenses	251,027	73,066

Manufacturing and related process development expenses	648,351	1,022,235

Our M&P expenses for the second quarter of 2006 decreased to $648,351 compared to $1,022,235 for the second quarter of 2005. Our process development studies, that had been ongoing since 2005, resulted in improvements in virus concentrations within a more robust production process. Consequently, in the second quarter of 2006 we focused on transferring the production process changes to our cGMP manufacturer prior to commencing new production runs. As a result, our product manufacturing expenses for the second quarter of 2006 decreased to $124,110 compared to $949,169 for the second quarter of 2005 which was offset by increases in technology transfer and process development expenses to $273,214 and $251,027, respectively compared to $nil and $73,066, respectively for the second quarter of 2005.
Clinical Trial Program

	2006	2005
	$	$

Direct clinical trial expenses	643,786	463,812
Other clinical trial expenses	41,479	85,693

Clinical trial expenses	685,265	549,505

During the second quarter of 2006, our direct clinical trial expenses increased to $643,786 compared to $463,812 for the second quarter of 2005. In the second quarter of 2006, we incurred direct patient costs in our three ongoing clinical trials compared to only two enrolling clinical trial studies in the second quarter of 2005. As well in the second quarter of 2006, we incurred clinical site start up costs associated with our U.S. recurrent malignant glioma trial.

Pre-Clinical Trial Expenses and Research Collaborations

	2006	2005
	$	$

Research collaboration expenses	235,302	179,735
Pre-clinical trial expenses	—	—

Pre-clinical trial expenses and research collaborations	235,302	179,735

During the second quarter of 2006, our research collaboration expenses were $235,302 compared to $179,735 for the second quarter of 2005. Our research collaboration activity continues to focus on the interaction of the immune system and the reovirus, the use of the reovirus as a co-therapy with existing chemotherapeutics and radiation, the use of new RAS active viruses as potential therapeutics, and to investigate new uses of the reovirus as a therapeutic.
Other Research and Development Expenses

	2006	2005
	$	$

R&D consulting fees	31,371	89,865
R&D salaries and benefits	286,767	166,901
Other R&D expenses	73,563	42,466

Other research and development expenses	391,701	299,232

During the second quarter of 2006, our R&D consulting fees decreased to $31,371 compared to $89,865 in 2005. In the second quarter of 2005 we incurred consulting costs associated with our initial two U.S. clinical trial applications. In the second quarter of 2006, we did not incur this type of consulting service.
Our R&D salaries and benefits costs were $286,767 in the second quarter of 2006 compared to $166,901 in the second quarter of 2005. The increase is a result of increases in compensation levels along with the hiring of our Chief Medical Officer in the third quarter of 2005.
Operating Expenses

	2006	2005
	$	$

Public company related expenses	664,917	576,031
Office expenses	240,176	193,480

Operating expenses	905,093	769,511

During the second quarter of 2006, our public company related expenses increased to $664,917 compared to $576,031 for the second quarter of 2005. In the second quarter of 2006, we incurred executive search consulting fees associated with the appointment of our two new directors that were not incurred in the second quarter of 2005. As well, we have increased our investor relations activity in the second quarter of 2006 compared to the second quarter of 2005.
During the second quarter of 2006, our office expenses increased to $240,176 compared to $193,480 for the second quarter of 2005. Our office expenses have increased due to increased compensation levels and a general increase in office costs.
Stock Based Compensation

	2006	2005
	$	$

Stock based compensation	222,376	8,404

Stock based compensation for the second quarter of 2006 increased to $222,376 compared to $8,404 for the second quarter of 2005. In the second quarter of 2006, we incurred stock based compensation associated with the issue and immediate vesting of stock options to our two newly appointed directors and the vesting of previously granted options. In 2005, stock based compensation was recorded relating to the vesting of previously granted options.
YEAR TO DATE RESULTS OF OPERATIONS
(for the six months ended June 30, 2006 and 2005)
Net loss for the six month period ending June 30, 2006 was $5,982,250 compared to $5,331,769 for the six month period ending June 30, 2005.
Research and Development Expenses (“R&D”)

	2006	2005
	$	$

Manufacturing and related process development expenses	1,500,141	1,860,843
Clinical trial expenses	1,189,239	781,852
Pre-clinical trial and research collaboration expenses	424,531	415,925
Other R&D expenses	763,030	622,351

Research and development expenses	3,876,941	3,680,971

For the six month period ending June 30, 2006, R&D increased to $3,876,941 compared to $3,680,971 for 2005. The increase in R&D was due to the following:
Manufacturing & Related Process Development (“M&P”)

	2006	2005
	$	$

Product manufacturing expenses	776,183	1,795,135
Technology transfer expenses	273,214	—
Process development expenses	450,744	65,708

Manufacturing and related process development expenses	1,500,141	1,860,843

Our M&P expenses for the six month period ending June 30, 2006 decreased to $1,500,141 compared to $1,860,843. In the first part of 2006, we completed the production runs that were ongoing at the end of 2005, providing us with sufficient product to complete our existing Phase I clinical trials. At the same time our process development activity helped improve the virus yields from our manufacturing process. This prompted us to transfer the improvements in our process to our cGMP manufacturer.
In the first part of 2005, we were focused on the production of REOLYSIN® in order to supply the clinical trials enrolling at that time and to provide a supply for the two U.S. monotherapy and the U.K. combination trials approved in the first half of 2005.
We continue to believe that our product manufacturing expenses for 2006 will be in line with 2005. We expect that the technology transfer will be completed in the third quarter of 2006 and we believe that our cGMP production run yields will improve. We believe that if there is a sufficient improvement in our cGMP manufacturing yields we may be able to reduce the number of production runs required to supply our clinical trial program. This potential reduction in the number of cGMP production runs may be offset by activities we expect to undertake to improve on our security of supply.

Clinical Trial Program

	2006	2005
	$	$

Direct clinical trial expenses	1,100,626	696,159
Other clinical trial expenses	88,613	85,693

Clinical trial expenses	1,189,239	781,852

During the six month period ending June 30, 2006, our direct clinical trial expenses increased to $1,100,626 compared to $696,159 for the six month period ending June 30, 2005. In the first half of 2006, we incurred direct patient costs in our three ongoing clinical trials along with clinical site start up costs associated with our U.S. recurrent malignant glioma trial. In 2005, we were incurring direct patient costs associated with two enrolling clinical trial studies along with clinical site start up costs associated with our REOLYSIN® in combination with radiation therapy study in the U.K. in the first half of 2005.
We expect our clinical trial expenses will continue to increase for the remainder of 2006 compared to 2005. The increase in these expenses is expected to arise from enrollment in our existing clinical trial program and expansion into Phase II clinical trials.
Pre-Clinical Trial Expenses and Research Collaborations

	2006	2005
	$	$

Research collaboration expenses	381,738	363,158
Pre-clinical trial expenses	42,793	52,767

Pre-clinical trial expenses and research collaborations	424,531	415,925

During the six month period ending June 30, 2006, our research collaboration expenses were $381,738 compared to $363,158 for the six month period ending June 30, 2005. Our research collaboration activity continues to focus on the interaction of the immune system and the reovirus, the use of the reovirus as a co-therapy with existing chemotherapeutics and radiation, the use of new RAS active viruses as potential therapeutics, and to investigate new uses of the reovirus as a therapeutic.
During the six month period ending June 30, 2006, our pre-clinical trial expenses were $42,793 compared to $52,767 for the six month period ending June 30, 2005. The frequency of our pre-clinical trial expenses change from period to period as we move through our clinical trial program. As well, we may increase our pre-clinical activity depending on the results of our research collaborations.
For the remainder of 2006, we still expect that pre-clinical trial expenses and research collaborations will remain consistent compared to 2005. We expect to continue expanding our collaborations in order to provide support for our expanding clinical trial program. However, in our efforts to enter into additional combination therapy clinical trials we may be required to perform additional pre-clinical trial studies which could increase these costs compared to 2005.
Other Research and Development Expenses

	2006	2005
	$	$

R&D consulting fees	64,326	165,869
R&D salaries and benefits	607,892	375,337
Quebec scientific research and experimental development refund	(52,344)	—
Other R&D expenses	143,156	81,145

Other research and development expenses	763,030	622,351

During the six month period ending June 30, 2006, our R&D consulting fees decreased to $64,326 compared to $165,869 in 2005. In the first part of 2005 we incurred consulting costs associated with our initial two U.S. clinical trial applications. In 2006 we have not incurred this type of consulting service.
Our R&D salaries and benefits costs were $607,892 for the six month period ending June 30, 2006 compared to $375,337 for the six month period ending June 30, 2005. The increase is a result of increases in salary levels along with the hiring of our Chief Medical Officer in the third quarter of 2005.
We expect that our Other Research and Development Expenses for the remainder of 2006 will remain consistent with 2005. We expect that salaries and benefits will increase as 2006 should include a complete year of salary and benefit costs for our Chief Medical Officer. This increase should be offset by a decline in our R&D consulting fees as we do not expect to require the same level of consulting services in 2006 as we incurred in 2005. However, we may choose to engage additional consultants to assist us in the development of protocols and regulatory filings for our additional combination therapy and phase II clinical trial studies, possibly causing our R&D consulting expenses to increase.
Operating Expenses

	2006	2005
	$	$

Public company related expenses	1,499,636	1,094,134
Office expenses	523,393	431,693

Operating expenses	2,023,029	1,525,827

During the six month period ending June 30, 2006, our public company related expenses increased to $1,499,636 compared to $1,094,134 for the six month period ending June 30, 2005. The increase in public company related expenses was a result of incurring executive search consulting fees associated with the appointment of two new directors and an increase in our investor relations activity in 2006 compared to 2005.
During the six month period ending June 30, 2006, our office expenses increased to $523,393 compared to $431,693 for the six month period ending June 30, 2005. Our office expenses have increased due to increased compensation levels and a general increase in office costs.
Stock Based Compensation

	2006	2005
	$	$

Stock based compensation	259,209	21,779

Stock based compensation for the six month period ending June 30, 2006 increased to $259,209 compared to $21,779 for the six month period ending June 30, 2005. In the first half of 2006, we incurred stock based compensation associated with the issue and immediate vesting of stock options to our two newly appointed directors and the vesting of previously granted options.
Commitments
As at June 30, 2006, we are committed to payments totaling $2,026,000 during the remainder of 2006 for activities related to clinical trial activity and collaborations. All of these committed payments are considered to be part of our normal course of business.

SUMMARY OF QUARTERLY RESULTS
The following unaudited quarterly information is presented in thousands of dollars except for per share amounts:

	2006		2005				2004
	June	March	Dec.	Sept.	June	March	Dec.	Sept.
Revenue(1)	335	292	160	211	168	245	205	194
Net loss(2), (5)	2,988	2,995	3,941	3,510	2,955	2,377	3,992	3,096
Basic and diluted loss per common share(2), (5)	$0.08	$0.08	$0.12	$0.11	$0.09	$0.07	$0.14	$0.11
Total assets(3), (6)	40,828	43,660	46,294	34,538	38,081	40,519	39,489	29,471
Total cash(4), (6)	34,501	37,687	40,406	28,206	31,975	34,713	33,919	23,806
Total long-term debt(7)	150	150	150	150	150	150	150	150
Cash dividends declared(8)	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil

(1)	Revenue is comprised of interest income and income from short term investments.

(2)	Included in net loss and net loss per share between June 2006 and Sept 2004 is a quarterly gain (loss) on sale of investment of $nil, $nil, $nil, $nil, $nil, $765, $nil, and ($12,817), respectively.

(3)	Subsequent to the acquisition of Oncolytics Biotech Inc. by SYNSORB in April 1999, we applied push down accounting. See note 2 to the audited financial statements for 2005.

(4)	Included in total cash are cash and cash equivalents plus short-term investments.

(5)	Included in net loss and loss per common share between June 2006 and Sept 2004 are quarterly stock based compensation expenses of $222,376, $36,833, $38,152, $4,173, $8,404, $13,375, $1,870,596, and $48,878, respectively.

(6)	We issued 50,000 common shares in 2006 for cash proceeds of $42,500 (2005 — 4,321,252 common shares for cash proceeds of $18,789,596; 2004 — 4,685,775 common shares for $23,495,961). In addition, 21,459 common shares were issued in September 2004 as partial consideration for the cancellation of a portion of our contingent payments (see note 10 to the audited financial statements for 2005).

(7)	The long-term debt recorded represents repayable loans from the Alberta Heritage Foundation.

(8)	We have not declared or paid any dividends since incorporation.
LIQUIDITY AND CAPITAL RESOURCES
Liquidity
As at June 30, 2006, we had cash and cash equivalents (including short-term investments) and working capital positions of $34,500,995 and $33,646,199, respectively compared to $40,406,167 and $39,301,444, respectively for December 31, 2005. The decrease in 2006 reflects cash usage from operating activities and purchases of intellectual property of $5,561,588 and $365,036, respectively with no cash inflows from financing activities.
We desire to maintain adequate cash and short-term investment reserves to support our planned activities which include our clinical trial program, product manufacturing, administrative costs, and our intellectual property expansion and protection. For the remainder of 2006, we are expecting to expand our clinical trial program to include additional co-therapy clinical trials and Phase II clinical trials. We are also expecting to continue with our collaborative studies pursuing support for our future clinical trial program. Therefore, we will also need to ensure that we have enough REOLYSIN® to supply our potentially expanding clinical trial and collaborative programs. We are now estimating that our monthly cash usage will increase towards $1,500,000 per month with our average monthly cash usage for 2006 to be approximately $1,250,000 and we believe our existing capital resources are adequate to fund our current plans for research and development activities into 2008. Factors that will affect our anticipated average monthly burn rate include, but are not limited to, the number of manufacturing runs and activities required to supply our clinical trial program and the cost of each run, the number of clinical trials ultimately approved, the timing of patient enrollment in the approved clinical trials, the actual costs incurred to support each clinical trial, the number of treatments each patient will receive, the timing of the U.S. National Cancer Institute’s R&D activity, and the level of pre-clinical activity undertaken.

In the event that we choose to seek additional capital, we will look to fund additional capital requirements primarily through the issue of additional equity. We recognize the challenges and uncertainty inherent in the capital markets and the potential difficulties we might face in raising additional capital. Market prices and market demand for securities in biotechnology companies are volatile and there are no assurances that we will have the ability to raise funds when required.
Capital Expenditures
We spent $365,036 on intellectual property in the second quarter of 2006 compared to $464,759 in the second quarter of 2005. The change in intellectual property expenditures reflects the timing of filing costs associated with our expanded patent base. As well, we have benefited from a stronger Canadian dollar as our patent costs are typically incurred in U.S. currency. In the second quarter of 2006, two U.S. patents were issued bringing our total patents issued to 17 in the U.S., five in Canada and two in Europe.
Investing Activities
Under our Investment Policy, we are permitted to invest in short-term instruments with a rating no less than R-1 (DBRS) with terms less than two years. We have $27,276,688 invested under this policy and we are currently earning interest at an effective rate of 3.86% (2005 — 3.22%).
OTHER MD&A REQUIREMENTS
We have 36,386,748 common shares outstanding at July 26, 2006. If all of our warrants (2,672,000) and options (3,584,550) were exercised we would have 42,643,298 common shares outstanding.
Additional information relating to Oncolytics Biotech Inc. is available on SEDAR at www.sedar.com.

Oncolytics Biotech Inc.
BALANCE SHEETS
(unaudited)
As at,

	June 30, 2006	December 31, 2005
	$	$

ASSETS
Current
Cash and cash equivalents	7,224,307	3,511,357
Short-term investments	27,276,688	36,894,810
Accounts receivable	54,147	47,390
Prepaid expenses	997,778	540,368

	35,552,920	40,993,925

Property and equipment	156,750	189,863

Intellectual property	5,118,355	5,110,538

	40,828,025	46,294,326

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Accounts payable and accrued liabilities	1,906,721	1,692,481

Alberta Heritage Foundation loan	150,000	150,000

Shareholders’ equity
Share capital [note 2]
Authorized: unlimited number of common shares
Issued: 36,286,748 (December 31, 2005 — 36,236,748)	84,596,904	84,341,212
Warrants [note 2]	4,216,740	4,429,932
Contributed surplus [note 3]	6,672,452	6,413,243
Deficit	(56,714,792)	(50,732,542)

	38,771,304	44,451,845

	40,828,025	46,294,326

See accompanying notes

Oncolytics Biotech Inc.
STATEMENTS OF LOSS AND DEFICIT
(unaudited)

	Six Month Period Ending June 30, 2006	Six Month Period Ending June 30, 2005	Three Month Period Ending June 30, 2006	Three Month Period Ending June 30, 2005	Cumulative from inception on April 2, 1998 to June 30, 2006
	$	$	$	$	$

Revenue
Rights revenue	—	—	—	—	310,000
Interest income	626,910	412,637	334,688	167,979	4,196,106

	626,910	412,637	334,688	167,979	4,506,106

Expenses
Research and development	3,876,941	3,680,971	1,960,619	2,050,707	36,712,446
Operating	2,023,029	1,525,827	905,093	769,511	15,113,720
Stock based compensation [note 3]	259,209	21,779	222,376	8,404	4,021,308
Foreign exchange loss/gain	(7,832)	100,484	2,219	83,918	605,746
Amortization — intellectual property	427,119	381,818	216,679	193,036	3,589,910
Amortization — property and equipment	30,694	34,292	15,416	17,123	385,740

	6,609,160	5,745,171	3,322,402	3,122,699	60,428,870

Loss before the following:	5,982,250	5,332,534	2,987,714	2,954,720	55,922,764

Gain on sale of BCY LifeSciences Inc.	—	(765)	—	—	(299,403)

Loss on sale of Transition Therapeutics Inc.	—	—	—	—	2,156,685

Loss before taxes	5,982,250	5,331,769	2,987,714	2,954,720	57,780,046

Capital tax	—	—	—	—	49,746

Future income tax recovery	—	—	—	—	(1,115,000)

Net loss for the period	5,982,250	5,331,769	2,987,714	2,954,720	56,714,792

Deficit, beginning of period	50,732,542	37,950,711	53,727,078	40,327,760	—

Deficit, end of period	56,714,792	43,282,480	56,714,792	43,282,480	56,714,792

Basic and diluted loss per share	0.16	0.16	0.08	0.09

Weighted average number of shares	36,250,836	32,559,975	36,264,770	32,849,229

See accompanying notes

Oncolytics Biotech Inc.
STATEMENTS OF CASH FLOWS
(unaudited)

	Six Month Period Ending June 30, 2006	Six Month Period Ending June 30, 2005	Three Month Period Ending June 30, 2006	Three Month Period Ending June 30, 2005	Cumulative from inception on April 2, 1998 to June 30, 2006
	$	$	$	$	$

OPERATING ACTIVITIES
Net loss for the period	(5,982,250)	(5,331,769)	(2,987,714)	(2,954,720)	(56,714,792)
Deduct non-cash items
Amortization — intellectual property	427,119	381,818	216,679	193,036	3,589,910
Amortization — property and equipment	30,694	34,292	15,416	17,123	385,740
Stock based compensation	259,209	21,779	222,376	8,404	4,021,308
Other non-cash items [note 4]	—	37,885	—	8,171	1,383,537
Net changes in non-cash working capital [note 4]	(296,360)	108,929	(567,132)	(57,516)	796,639

	(5,561,588)	(4,747,066)	(3,100,375)	(2,785,502)	(46,537,658)

INVESTING ACTIVITIES
Intellectual property	(365,036)	(464,759)	(134,088)	(167,363)	(5,021,706)
Other capital assets	(21,048)	(15,220)	6,333	(9,622)	(608,559)
Purchase of short-term investments	(539,878)	(5,333,838)	(290,435)	(125,959)	(47,623,918)
Redemption of short-term investments	10,158,000	2,747,396	4,258,000	2,303,651	19,928,746
Investment in BCY LifeSciences Inc.	—	7,965	—	—	464,602
Investment in Transition Therapeutics Inc.	—	—		—	2,532,343

	9,232,038	(3,058,456)	3,839,810	2,000,707	(30,328,492)

FINANCING ACTIVITIES
Alberta Heritage Foundation loan	—	—	—	—	150,000
Proceeds from exercise of warrants and stock options	42,500	3,308,287	42,500	232,400	15,009,568
Proceeds from private placements	—	—	—	—	38,137,385
Proceeds from public offerings	—	—	—	—	30,793,504

	42,500	3,308,287	42,500	232,400	84,090,457

Increase (decrease) in cash and cash equivalents during the period	3,712,950	(4,497,235)	781,935	(552,395)	7,224,307

Cash and cash equivalents, beginning of the period	3,511,357	12,408,516	6,442,372	8,463,676	—

Cash and cash equivalents, end of the period	7,224,307	7,911,281	7,224,307	7,911,281	7,224,307
See accompanying notes

Oncolytics Biotech Inc.
NOTES TO FINANCIAL STATEMENTS
June 30, 2006 (unaudited)
1.     ACCOUNTING POLICIES
These unaudited interim financial statements do not include all of the disclosures included in the Company’s annual financial statements. Accordingly, these unaudited interim financial statements should be read in conjunction with the Company’s most recent annual financial statements. The information as at and for the year ended December 31, 2005 has been derived from the Company’s audited financial statements.
The accounting policies used in the preparation of these unaudited interim financial statements conform with those used in the Company’s most recent annual financial statements.
2.     SHARE CAPITAL
Authorized:
Unlimited number of common shares
Issued:

	Shares		Warrants
		Amount		Amount
	Number	$	Number	$

Balance, December 31, 2004	31,915,496	66,643,325	2,855,340	3,347,630

Issued for cash pursuant to December 29, 2005 private placement	3,200,000	14,176,000	1,920,000	2,908,800

Exercise of warrants	771,252	3,417,271	(771,252)	(329,984)

Expired warrants	—	1,496,514	(1,219,288)	(1,496,514)

Exercise of options	350,000	297,500	—	—

Share issue costs	—	(1,689,398)	—	—

Balance, December 31, 2005	36,236,748	84,341,212	2,784,800	4,429,932

Exercise of options	50,000	42,500	—	—

Expired warrants	—	213,192	(112,800)	(213,192)

Balance, June 30, 2006	36,286,748	84,596,904	2,672,000	4,216,740

The following table summarizes the Company’s outstanding warrants as at June 30, 2006:

Exercise Price	Outstanding, Beginning of the Period	Granted During the Period	Exercised During the Period	Expired During the Period	Outstanding, End of Period	Weighted Average Remaining Contractual Life (years)

$5.65	320,000	—	—	—	320,000	2.50

$6.15	1,600,000	—	—	—	1,600,000	2.50

$7.06	112,800	—	—	(112,800)	—	—

$8.00	752,000	—	—	—	752,000	1.40

	2,784,800	—	—	(112,800)	2,672,000	2.19

Oncolytics Biotech Inc.
NOTES TO FINANCIAL STATEMENTS
June 30, 2006 (unaudited)
3.     STOCK BASED COMPENSATION
Stock Option Plan
The Company has issued stock options to acquire common stock through its stock option plan of which the following are outstanding at June 30:

	2006		2005
	Stock Options	Weighted Average Share Price $	Stock Options	Weighted Average Share Price $

Outstanding at beginning of period	3,634,550	4.66	3,805,550	4.39
Granted during period	100,000	3.85	—	—
Exercised during period	(50,000)	0.85	(260,000)	0.85

Outstanding at end of period	3,684,550	4.69	3,545,550	4.65

Options exercisable at end of period	3,452,050	4.79	3,477,050	4.67

The following table summarizes information about the stock options outstanding and exercisable at June 30, 2006:

Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise Price $	Number Exercisable	Weighted Average Exercise Price $

$0.75 - $1.00	582,550	3.3	0.85	582,550	0.85
$1.65 - $2.37	281,000	6.4	1.85	261,000	1.85
$2.70 - $3.50	728,750	7.5	3.13	528,750	3.11
$4.00 - $5.00	1,240,750	8.3	4.86	1,228,250	4.86
$6.77 - $9.76	708,500	5.7	8.66	708,500	8.66
$12.15 - $13.50	143,000	4.3	12.63	143,000	12.63

	3,684,550	6.6	4.69	3,452,050	4.79

The outstanding options vest annually or after the completion of certain milestones. The Company has reserved 3,662,461 common shares for issuance relating to outstanding stock options.
As the Company is following the fair value based method of accounting for stock options, the Company recorded compensation expense of $222,376 and $259,209 for the three and six month periods ending June 30, 2006, respectively (June 30, 2005 $8,404 and $21,779, respectively) with respect to the granting of options in the period and vesting of options issued in prior periods with an offsetting credit to contributed surplus.
The estimated fair value of stock options issued during the six month period ending June 30, 2006 was determined using the Black-Scholes model using the following weighted average assumptions and fair value of options:

	2006	2005

Risk-free interest rate	4.24%	3.27%
Expected hold period to exercise	3.5 years	3.5 years
Volatility in the price of the Company’s shares	64%	64%
Dividend yield	Zero	Zero
Weighted average fair value of options	$1.86	$1.51

Oncolytics Biotech Inc.
NOTES TO FINANCIAL STATEMENTS
June 30, 2006 (unaudited)
4.     ADDITIONAL CASH FLOW DISCLOSURE
Net Change In Non-Cash Working Capital
For the periods ending:

	Six Month Period Ending June 30, 2006	Six Month Period Ending June 30, 2005	Three Month Period Ending June 30, 2006	Three Month Period Ending June 30, 2005	Cumulative from inception on April 2, 1998 to June 30, 2006
	$	$	$	$	$

Change in:
Accounts receivable	(6,757)	(20,164)	63,164	(27,347)	(54,147)
Prepaid expenses	(457,410)	(504,909)	(470,182)	(339,147)	(997,778)
Accounts payable and accrued liabilities	214,240	594,056	(109,214)	276,029	1,906,721

Change in non-cash working capital	(249,927)	68,983	(516,232)	(90,465)	854,796
Net change associated with investing activities	(46,433)	39,946	(50,900)	32,949	(58,157)

Net change associated with operating activities	(296,360)	108,929	(567,132)	(57,516)	796,639

Other Non-Cash Items

	Six Month Period Ending June 30, 2006	Six Month Period Ending June 30, 2005	Three Month Period Ending June 30, 2006	Three Month Period Ending June 30, 2005	Cumulative from inception on April 2, 1998 to June 30, 2006
	$	$	$	$	$

Foreign exchange loss	—	38,650	—	8,171	425,186
Donation of medical equipment	—	—	—	—	66,069
Loss on sale of Transition Therapeutics Inc.	—	—	—	—	2,156,685
Gain on sale of BCY LifeSciences Inc.	—	(765)	—	—	(299,403)
Cancellation of contingent payment obligation settled in common shares	—	—	—	—	150,000
Future income tax recovery	—	—	—	—	(1,115,000)

	—	37,885	—	8,171	1,383,537

5.     COMPARATIVE FIGURES
Certain comparative figures have been reclassified to conform with the current period’s presentation.
About Oncolytics Biotech Inc.
Oncolytics is a Calgary-based biotechnology company focused on the development of oncolytic viruses as potential cancer therapeutics. Oncolytics’ clinical program includes a variety of Phase I and Phase I/II human trials using REOLYSIN®, its proprietary formulation of the human reovirus, alone and in combination with radiation. For further information about Oncolytics, please visit www.oncolyticsbiotech.com.
FOR FURTHER INFORMATION PLEASE CONTACT:

For Canada:	For Canada:	For United States:
Oncolytics Biotech Inc.	The Equicom Group	The Investor Relations Group
Cathy Ward	Nick Hurst	Damian McIntosh
210, 1167 Kensington Cr NW	20 Toronto Street	11 Stone Street, 3rd Floor
Calgary, Alberta T2N 1X7	Toronto, Ontario M5C 2B8	New York, NY 10004
Tel: 403.670.7377	Tel: 416.815.0700 ext. 226	Tel: 212.825.3210
Fax: 403.283.0858	Fax: 416.815.0080	Fax: 212.825.3229
cathy.ward@oncolytics.ca	nhurst@equicomgroup.com	dmcintosh@investorrelationsgroup.com
www.oncolyticsbiotech.com